

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

Via E-mail
Ezra Green
Chief Executive Officer
Fuse Science, Inc.
5510 Merrick Road
Massapequa, NY 11758

> **Re:** **Fuse Science, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2014**
> **File No. 000-22991**

Dear Mr. Green:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal: Approval of an Amendment to the Articles of Incorporation to Effect a Reverse Stock Split, page 4

1. We note your proposal seeks shareholder approval of an amendment to the articles of incorporation to effectuate a 1-for-100 reverse stock split and that you are not conducting a proportionate reduction in the amount of shares you are authorized to issue. Please expand your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.


Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director


cc: <u>Via E-mail</u>
    Leah Hutton, Esq.
    Nason, Yeager, Gerson, White & Lioce, P.A.
    1645 Palm Beach Lakes Boulevard
    Suite 1200
    West Palm Beach, FL 33401